JONATHAN RAM DARIYANANI
ATTORNEY AT LAW
1703 Franklin Street, Fredericksburg, VA 22401
Tel (415) 699-7121 Fax (415)358-5548

June 11, 2010

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549
Attention: Michael F. Johnson
Staff Attorney

RE: FUSA Capital Corporation
Preliminary Information Statement on Schedule 14C
Filed February 18, 2010
File No. 000-50274

Dear Mr.Johnson:

This letter is written in my capacity as Corporate Counsel to FUSA Capital Corporation ("FUSA"), a Nevada corporation.  This letter concerns our Preliminary Information Statement on Schedule 14 C("14C")filed with the Commission on May 27, 2010 and the comment letter on this statement sent by the Commission dated June 3, 2010.

In response to your comment letter, we have abandoned the above referenced Preliminary 14C filing.  Instead, we have elected to hold a special meeting of shareholders and solicit proxies and have filed a Preliminary Proxy Statement on Schedule 14A (“PRE 14A”) concurrently with this letter.

We will now address your comments to the original filing as numbered in your letter of June 3, 2010.

General

1. File a 14 A.   In light of the Commission's analysis, we have elected to abandon the PRE 14C referenced in this letter and to file a PRE 14 A which we have done concurrently with this letter and to solicit proxies for a shareholder meeting thereby.

In addition, we have added proposals for the election of directors to the Company’s Board of Directors and the approval of the engagement of the Company’s Independent Public Auditor.

The Proposal

2. Future Transactions.  You have asked us regarding future financing or acquisition transactions.  We do not have any such arrangements or discussions currently, written or otherwise.  We have indicated in the new PRE 14 A filing that "We have not yet  indentified any prospective acquisition target and are not currently having any discussions regarding any potential acquisition with anyone."  We have also indicated in the PRE 14 A "As of the date of this Proxy,  no acquisitions have been identified and the Company has not entered into any agreements to acquire any such businesses or entered into any agreements to issue shares for capital or do any such understandings exist, written or otherwise."

3. Anti-Takeover.  You have asked us to discuss the possible anti-takeover effects of the increase in the authorized shares.  We have done so in the PRE 14 A.  Please see the section of the PRE 14A entitled Anti-Takeover Effects of the Proposed Amendment to Increase Authorized Shares for this discussion.

Conclusion

On behalf of the Company, I hereby affirm that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Company.  The Company acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the commission from taking any action with respect to the filing.  We also represent that the staff comments may not be asserted as a defense initiated by the Commission or under the Federal Securities Laws of the United States.

We are happy to provide you with additional information that you may require regarding our original or amended filing.  Please do not hesitate to contact the undersigned at 540-841-0226 with questions.

Sincerely,

Jonathan Dariyanani
Corporate Counsel
FUSA Capital Corporation